Exhibit 99.1

BOS Reports Third Quarter 2020 Financial Results

Profitable Third Quarter and Positive Outlook for 2021

RISHON LEZION, Israel, November 30, 2020 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), reported its financial results for the third quarter and nine months ended September 30, 2020.

Third-quarter results:

Revenues grew by 3% to $8.2 million from $7.9 million in the comparable quarter last year.

Gross profit grew by 21% to $1.7 million from $1.4 million in the comparable quarter last year.

Operating profit amounted to $227,000, compared to an operating loss of $724,000 in the comparable quarter last year.

Net income amounted to $179,000, compared to a net loss of $754,000 in the comparable quarter last year.

Nine-month results:

Revenue decreased by 5% to $23.1 million from $24.5 million in the comparable period last year.

Gross profit decreased by 11% to $4.2 million from $4.8 million in the comparable period last year.

Operating loss amounted to $1 million, compared to an operating loss of $400,000 in the comparable period last year.

Net loss amounted to $1.2 million compared to a net loss of $600,000 in the comparable period last year.

Eyal Cohen, BOS’ CEO, stated: “In the third quarter, all of our business units presented improved results as compared to the comparable quarter last year and the first half of 2020. We are encouraged by the third-quarter results, and we anticipate that the fourth quarter will continue this trend of improvement.”

“During the third quarter, we made progress in streamlining the operational, marketing, and sales platform of our Intelligent Robotic business unit. We anticipate that this process will support the unit’s growth and that is will show profits in the year 2021. “

Outlook

Mr. Cohen added: “We expect the year 2020 revenues to be between $32 and $33 million compared to revenues of $33.8 million in 2019. The decrease in revenues is primarily attributable to the effects of the covid 19 pandemic on sales of all of the Company’s operating businesses. We further anticipate that the fourth quarter of 2020 will be profitable.

Regarding the year 2021, we expect our revenues to exceed $33 million and a net profit of above $1 million.”

BOS will host a conference call on Monday, November 30, 2020, at 10:00 a.m. EST – 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation.

To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS is a global provider of custom-made intelligent robots and an integrator of off-the-shelf automation systems for industrial and logistics processes. BOS also provides supply chain services, mainly for the aerospace and defense industries worldwide.

For more information, please visit www.boscom.com or contact:

Eyal Cohen, CEO

+972-542525925 eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line), inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

Revenues	$23,125	$24,463	$8,179	$7,914
Cost of revenues	18,153	19,709	6,435	6,542
Inventory Impairment	752	-	81	-
Gross profit	4,220	4,754	1,663	1,372

Operating costs and expenses:
Research and development	71	-	50	-
Sales and marketing	2,933	2,907	978	1,008
General and administrative	1,251	1,632	408	474
Impairment of Goodwill and intangible assets	988	614	-	614
Total operating costs and expenses	5,243	5,153	1,436	2,096

Operating income (loss)	(1,023)	(399)	227	(724)
Financial expenses, net	(235)	(240)	(98)	(111)
Other income, net	50	-	50	-
Income before taxes on income (loss)	(1,208)	(639)	179	(835)
Tax benefit	-	61	-	81
Net income (loss)	$(1,208)	$(578)	$179	$(754)

Basic and diluted net income (loss) per share	$(0.28)	$(0.15)	$0.04	$(0.18)
Weighted average number of shares used in computing basic net income (loss) per share	4,284	3,984	4,329	4,258
Weighted average number of shares used in computing diluted net income (loss) per share	4,284	3,989	4,339	4,260

Number of outstanding shares as of September 30, 2020 and 2019	4,321	4,258	4,321	4,258

*	The Intelligent Robotics division has been consolidated since June 1, 2019.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$669	$339
Restricted bank deposits	176	240
Trade receivables	9,626	10,063
Other accounts receivable and prepaid expenses	1,067	1,273
Inventories	5,315	5,407

Total current assets	16,853	17,322

LONG-TERM ASSETS	140	155

PROPERTY AND EQUIPMENT, NET	1,051	1,257

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	888	720

OTHER INTANGIBLE ASSETS, NET	45	598

GOODWILL	4,676	5,147

Total assets	$23,653	$25,199

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term loans	$250	$-
Current maturities of long term loans	667	664
Operating lease liabilities, current	411	551
Trade payables	6,323	6,503
Employees and payroll accruals	743	1,007
Deferred revenues	809	836
Advances net of inventory in process	44	29
Accrued expenses and other liabilities	280	419

Total current liabilities	9,527	10,009

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,709	2,041
Operating lease liabilities, non-current	572	289
Accrued severance pay	312	303

Total long-term liabilities	2,593	2,633

SHAREHOLDERS’ EQUITY	11,533	12,557

Total liabilities and shareholders’ equity	$23,653	$25,199

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2020	2019	2020	2019

Operating income (loss)	$(1,023)	$(399)	$227	$(724)
Add:
Impairment of Goodwill and other intangible assets	988	614	-	614
Amortization of intangible assets	36	52	5	33
Stock based compensation	57	59	18	20
Depreciation	208	205	66	71
EBITDA	$266	$531	$316	$14

SEGMENT INFORMATION

(U.S. dollars in thousands)

	Supply Chain Solutions	RFID	Intelligent Robotics	Consolidated	Supply Chain Solutions	RFID	Intelligent Robotics	Consolidated
	Nine months ended September 30, 2020				Nine months ended September 30, 2019

Revenues	$13,825	$8,933	$367 *	$23,125	$14,251	$9,626	$586 *	$24,463

Inventory Impairment	-	-	(752)	(752)	-	-	-	-

Gross profit (loss)	2,882	2,223	(885)	4,220	2,770	1,961	23	4,754

Impairment of Goodwill and intangible assets	-	-	(988)	(988)	-	-	(614)	(614)

Operating Income (loss)	$996	$543	$(2,562)	$(1,023)	$758	$(383)	$(774)	$(399)

Balance of Goodwill and other intangible assets related to segment	$-	$4,721	$-	$4,721	$-	$4,742	$1,387	$6,129

	Supply Chain Solutions	RFID	Intelligent Robotics	Consolidated	Supply Chain Solutions	RFID	Intelligent Robotics	Consolidated
	Three months ended September 30, 2020				Three months ended September 30, 2019

Revenues	$4,849	$3,264	$66 *	$8,179	$4,635	$2,930	$349 *	$7,914

Inventory Impairment	-	-	(81)	(81)	-	-	-	-

Gross profit (loss)	1,013	749	(99)	1,663	792	620	(40)	1,372

Impairment of Goodwill and intangible assets	-	-	-	-	-	-	-	-

Operating Income (loss)	$385	$191	$(349)	$227	$190	$(99)	$(815)	$(724)

Balance of Goodwill and other intangible assets related to segment	$-	$4,721	$-	$4,721	$-	$4,742	$1,387	$6,129

(*)	As of September 30, 2020, inventory in process related to the Intelligent Robotics segment amounted to approximately $3.3 million. Revenues from these projects is expected to be recognized during the next two quarters. As of September 30, 2019, inventory in process related to the Intelligent Robotics segment amounted to approximately $0.5 million.